JOINDER AGREEMENT

AGREEMENT made as of March 25, 2011 by and between each entity listed on Annex I attached hereto (each a “Trust” an “Additional Trust” or collectively the “Trusts” or the “Additional Trusts”) and BNY Mellon Investment Servicing (US) Inc. (“BNYM”).

W I T N E S S E T H:

WHEREAS, Destra Investment Trust (the “Company”) has retained BNYM to provide certain transfer agency services with respect to the Company pursuant to the Transfer Agency Services Agreement dated December 10, 2010, by and between BNYM and the Company (the “TA Agreement”);

WHEREAS, each of the Trusts wishes to retain BNYM to provide such transfer agency services;

NOW, THEREFORE, the parties hereto agree as follows:

The Trusts each hereby join in and becomes a party to the TA Agreement and shall constitute a “Trust” under such Agreement, to be referred to collectively with all other trusts as a “Trust” or the “Trusts”.  The Company hereby consents to such joinder.

Notwithstanding any other provision of the joinder agreement or the TA Agreement, BNYM hereby acknowledges and agrees that:

(A)
It shall have recourse only to the assets of the Additional Trust and not those of any other Trust, another Series of the Trust or the Trustee personally in respect of any claim, action, demand or right against or in respect of the Trustee arising out of in connection with the TA Agreement and that any such claim, action, demand or right existing after the assets of the Additional Trust have been exhausted shall be deemed to be discharged and extinguished.

(B)
It shall not take any action to commence any case, proceeding, proposal or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, arrangement in the nature of insolvency proceedings, adjustment, winding-up, liquidation, dissolution, composition or other analogous relief with respect to the Trustee or the liabilities of the Trustee.

(C)	The provisions of the Section shall survive the termination of the TA Agreement.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original; but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers and their seals to be hereunto affixed, all as of the day and year first above written.

Destra Investment Trust

By: /s/ Nicholas Dalmaso
Name: Nicholas Dalmaso______________
Title:  Director

Destra Investment Trust II

By: /s/ Nicholas Dalmaso
Name: Nicholas Dalmaso______________
Title: Director of each of the above Funds

BNY MELLON INVESTMENT SERVICING (US) INC.

By: /s/ Timothy Driscoll_______________________
Name: Timothy Driscoll
Title:   Vice President

ANNEX A

TRUST ACCOUNTS

Trust Name	Trust Domicile/Type

Destra Investment Trust II                                                                                                                                 Massachusetts

Destra Focused Equity Fund

Destra Preferred and Income Securities Fund